Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect, Wholly-Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2017	2016
	(in millions, except ratios)
Net income	$201	$126
Equity in earnings of unconsolidated affiliates, net of distributions	18	58
Income tax expense	119	87
Capitalized interest	(1)	—
	337	271

Fixed charges, as defined:

Interest	60	64
Capitalized interest	1	—
Interest component of rentals charged to operating expense	2	2
Total fixed charges	63	66

Earnings, as defined	$400	$337

Ratio of earnings to fixed charges	6.35	5.11